





U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 2 September ,2008
RG
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

| TYPE OF INFORMATION OR REPORT | MADE PUBLIC, FILED OR DISTRIBUTED | CORRESPONDING ITEM ON ANNEX A |
|---|---|---|
| Investors News: Givaudan holds Investors Conference on 28.09.2008 | 28.09.2008 | I |

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
SEP 10 2008
THOMSON REUTERS

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

**Givaudan SA** 5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

# Investor Relations




Givaudan is a leader in the flavours and fragrance industry with close to 25 % market share and a consistent strategy since its spin off in 2000. This was achieved through consistent above-market organic growth combined with selected acquisitions.

The company's focus is on high growth markets and in Leading Sensory Innovation through research, technology, creation and consumer understanding. Through this it will further drive organic profitable growth, maintaining strict cost control and a strong focus on total shareholder return.

### Current News

**5 August 2008 :**
Half Year Results 2008: Integration on track - profitability further improved

**13 May 2008 :**
New agreement in fragrances with Colgate Palmolive

More →

### Givaudan Half Year Conference

On 28 August 2008, Givaudan holds its half year conference for analysts and investors in Zurich, Switzerland. More than 40 analysts and investors are registered. The company will review its half year results and give an update on the Quest integration. The main focus of the conference will be on the growth opportunities of its two divisions, Fragrances and Flavours.
Gilles Andrier, CEO Presentation

All other presentations are available on request with Sabine Abanto

### Share Price

GIVN: 921.00 (24.00)
Updated 29/08/2008 16:31 CET


### Financial Results

OVERVIEW

EARNING RELEASES

FULL & HALF YEAR REPORTS

### Investor Information

INVESTOR NEWS

CALENDAR

PRESENTATIONS

### Shareholder Services

ANNUAL GENERAL MEETING

SHARE REGISTER

SHARE PRICE TOOLS

DIVIDEND

ANALYST COVERAGE

SHARE BUYBACK

### Corporate Governance

OVERVIEW

STRUCTURE AND SHAREHOLDERS

SHARE CAPITAL

LEADERSHIP

AUDIT

POLICIES

Givaudan
Leading Sensory Innovation



# Half Year Conference

Zurich, 28 August 2008

Givaudan
Leading Sensory Innovation



# It's GIVN - the Givaudan investment case


Givaudan
Leading Sensory Innovation

# Gilles Andrier
CEO

Givaudan

# Givaudan fundamentals

- Givaudan with sound growth, resilient business
- Well balanced with natural hedges
- Strong track record of delivering results
- Strong cash flow generation for shareholders
- Innovative fragrance and flavours are essential to make consumer staples successful in the market place
- Givaudan with leading innovation platform
- Sound upside potential in growth and profitability

**Attractive, highly cash generative business with little downside risk and sound upside potential**

Givaudan

# Sales growth 2001-2007

at comparable basis*

In l.c. terms

| | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | Est. CAGR |
|---|---|---|---|---|---|---|---|---|
| **GIVAUDAN TOTAL** | **4.2%** | **6.1%** | **4.2%** | **4.0%** | **3.5%** | **4.9%** | **4.0%** | **4.4%** |
| Fragrances | 0.8% | 5.2% | 5.0% | 4.8% | 5.9% | 8.6% | 3.9% | 4.9% |
| Flavours | 7.2% | 6.7% | 3.7% | 3.5% | 1.9% | 2.3% | 4.2% | 4.2% |

* Comparable basis : elimating impacts of acquisitions, divestments and streamlining

Givaudan

# Well balanced business with natural hedges

- Geography
  - 40% of sales in developing markets
  - 60% in mature markets
- Segments
  - Balanced portfolio in all fragrance and flavour applications
- Clients and products
  - Diversified client base ranging from multinationals to regional clients, from premium brands to private and white label
- Currency
  - Creation and production centers close to customers
  - Sales and expenses balanced across major currencies

Givaudan

# Strong track record of delivering results

Net profit, in CHF million


Quest acquisition


274
256
216
350
406
412
94
2001
2002
2003
2004
2005
2006
2007
22.7
22.2
21.7
22.6
23.0
22.7
20.9
EBITDA margin at comparable basis

- Significant net profit improvement
- Consistent EBIDTA margin at best-in-class industry levels
- Quest acquisition temporarily diluting margins, back to pre-acquisition profitability by 2010

# Strong cash flow generation for shareholders

Free cash flow, in CHF million

- Strong cash generation: accumulated free cash flow of over CHF 1.9 billion during the past 7 years
- CHF 671 million free cash flow returned to shareholders as dividends and CHF 976 million through share buy-backs
- Strong potential for increased free cash flow generation after integration

Givaudan

# Fragrances and Flavours

## Key drivers of consumer repurchase decisions

**Food:**

Smell and Taste:
45 %

Brand Image: 30 %

Price: 15 %

Packaging: 10 %

**Fine Fragrances:**



Scent:
78 %

Overall experience: 8 %

Brand: 5 %

Fragrance image: 3 %



Source: AC Nielsen study

Givaudan

# Innovation platform – Fragrance Research

## Covering all scientific fields

Discovery → Delivery

Research & Technology

- Chemistry
- Biosciences
- Delivery Systems
- Malodour
- Sensory
- Perfume Performance
- Analytical excellence

Global Fragrance Creation Team | Regional Technology Teams | R&T supp. functions: CMR/ Marketing/ Innovation Manager

Creation & Business teams

Givaudan

# Innovation platform – Flavour Research

## Covering all scientific fields



Discovery
Delivery
Science
&
Technology
Ingredients
Chemistry
Biotechnology
Molecular Biology
Analytical/Natural Products
Flavour Science
Flavour Design
Flavor Performance
Sensory Science
Flavour Delivery Systems
Process & Ingredient Development
Portfolio Management
Alliance Networks
Global Flavour Creation Team
Global Application Tech
Global Product Managers
Regional Flavour development teams

Givaudan

# Innovation platform – R&D spending

## R&D spending of top four F&F companies, in CHF million



Givaudan
Firmenich
IFF
Symrise
0
100
200
300
400
500


- Largest and most performing R&D organisation in the industry
- Biggest talent pool:
  - 25% of 530 perfumers
  - 40% of 400 senior flavourists
- Sophisticated creation tools and consumer understanding

Givaudan

# Innovation platform – First class results

## Pipeline of new fragrance molecules patent applications



120
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Givaudan
Firmenich
IFF
Symrise
Tagasako

Givaudan

# Innovation platform – Commercialisation



Development Pipeline
84-8916
86-2406
Cassyrane
Petalia
Captives
Pepperwood
Tanaisone
Florymoss
Toscanol
Serenolide
Paradisamide
Belambre
Safraleine
Zinarine
Cristalon
Azurone
Cosmone
Tonkarose
Calypsone
Floridile
Pomarose
Opalal
Galaxolide-S
Market Launches
UltrAzur
Javanol
Toscanol
Cosmone
Pharaone 10
Spirogalbanone
Silvanone Supra
Safraleine
2004
2005
2006
2007
2008
2009


- Industry leading portfolio of captive molecules as competitive edge for Givaudan perfumers
- Continued double-digit sales growth of specialties in the commercialisation phase

# Clear strategy to outgrow the market

**Fragrances: CHF 220 million, incremental to market growth in the coming 5 years**

- Top CP & FF industry players: CHF 70 million
- Feminine Fine Fragrances: CHF 20 million
- Air Care and Household: CHF 70 million
- Developing markets: CHF 30 million
- US regional and local clients: CHF 30 million

**Flavours: CHF 400 million, incremental to market growth in the coming 5 years**

- Developing markets: CHF 150 million
- Top 100 F&B companies: CHF 100 million
- Health and Wellness: CHF 100 million
- Food service: CHF 50 million

**Key success factors**

- Largest and best innovation platform
- Best talent pool
- Global reach and presence
- Solid track record

Givaudan

# Sound upside potential in profitability

## Achieving pre-acquisition profitability levels by 2010

**2010: EBITDA margin of 22.7%**

- Synergy delivery on track
- Input cost increase compensated by selective price increases and operational efficiency improvements
- Reduced CAPEX requirements beyond 2010

**Synergies**
in CHF million



50
130
150
200
2007
2008
2009
2010
0
-88
-145
-207


**Restructuring costs**
in CHF million

# Well on track towards an exciting future
## From number one to leadership

- Maintained confidence for 2008
  - Integration well on track
  - Sustained briefing activity and good project pipeline
  - F&F business proven to be resilient in a difficult economic environment

- Unique platform for future growth in place
  - Strategic fit reconfirmed: customers, geography, segments
  - Growth opportunities
  - Critical mass and financial capability to invest in innovation
  - Best talent pool in the industry
  - Enhanced intimacy and close partnership with key accounts

**Givaudan is well on track to further develop its leading position in the fragrance and flavour industry and deliver value to customers and shareholders**

Givaudan
Leading Sensory Innovation



# Disclaimer

No warranty and no liability: While Givaudan is making great efforts to include accurate and up-to-date information, we make no representations or warranties, expressed or implied, as to the accuracy or completeness of the information provided on this handout and disclaim any liability for the use of it.

No offer and no solicitation: The information provided on this handout does not constitute an offer of or solicitation for the purchase or disposal, trading or any transaction in any Givaudan securities. Investors must not rely on this information for investment decisions.

Forward-looking information: This handout may contain forward-looking information. Such information is subject to a variety of significant uncertainties, including scientific, business, economic and financial factors, and therefore actual results may differ significantly from those presented.

Givaudan

Leading Sensory Innovation

END